UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 54373/August 28, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12379

In the Matter of :	
:	
ANDOVER APPAREL GROUP, INC., :	
APPLIED COMPUTER TECHNOLOGY, INC., :	ORDER MAKING FINDINGS
COUNTRY WORLD CASINOS, INC., :	AND REVOKING REGISTRATION
EWRX INTERNET SYSTEMS, INC., :	BY DEFAULT
MOBILEMEDIA CORP., and :	
PHOTRAN CORP. :	

SUMMARY

This Order revokes the registration of the common stock of Andover Apparel Group, Inc., f/k/a Andover Togs, Inc. ("ATOQ"), Applied Computer Technology, Inc., n/k/a Amigula, Inc. ("AMJL"), Country World Casinos, Inc. ("CWRC"), EWRX Internet Systems, Inc., n/k/a iMusic International, Inc. ("IMSC"), Mobilemedia Corp. ("Mobilemedia"), and Photran Corp. ("PHTA") (collectively, "Respondents"). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission ("Commission").

I. BACKGROUND

The Commission initiated this proceeding on July 26, 2006, with an Order Instituting Proceedings ("OIP"), pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"). The OIP alleges that each Respondent is a corporation with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has failed to file required annual and quarterly reports with the Commission for five or more years.

Respondents ATOQ and Mobilemedia, which are Delaware corporations, were served with the OIP on July 28, 2006, by personal service on their Delaware Registered Agents, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and 8 Del. Code § 321. AMJL, which is a Colorado corporation, was served with the OIP on July 28, 2006, by personal service on its Colorado Registered Agent, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and C.R.S. 7-90-701, -105-101. CWRC and IMSC, which are Nevada corporations, were served with the OIP on July 28, 2006, by personal service on their Nevada Resident Agents in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and Nev. Rev. Stat. § 78.090. PHTA was served with the OIP on July 31, 2006, by U.S. Postal Service Express Mail attempted delivery, at "the most recent address shown on [its] most recent filing with the Commission . . . ." in accordance with 17 C.F.R. § 201.141(a)(2)(ii).[1]

To date, no Respondent has filed an Answer to the OIP, due ten days after service. The Division of Enforcement filed a Motion for Default Judgment ("Motion") as to Respondents on August 2, 2006. No Respondent filed an opposition to the Motion. Thus, Respondents have failed to answer, to respond to a dispositive motion within the time provided, or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See 17 C.F.R. §§ 201.155(a), .220(f); OIP at 4. Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

ATOQ (CIK 793029)[2] is a void Delaware corporation located in New York City. The Commission's public official records show that: (1) ATOQ's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act; and (2) ATOQ has not filed any periodic reports since its Form 10-K for the year ended November 30, 1998. That Form 10-K, which is publicly available on the Commission's EDGAR database, reported that ATOQ had a net loss of $1.2 million for the year. ATOQ stock is quoted on the Pink Sheets.[3]

AMJL (CIK 946244) is a Colorado corporation, last reported to be located in Toronto, Ontario, Canada. The Commission's public official records show that: (1) AMJL's common stock and warrants are registered with the Commission pursuant to Section 12(g) of the Exchange Act; (2) AMJL failed to change its name in the Commission's records to its new name, Amigula, Inc., as required; and (3) AMJL has not filed any periodic reports since its Form 10-Q for the quarter ended June 30, 1998. That Form 10-Q, which is publicly available on the Commission's EDGAR database, reported that AMJL had a net loss of $1.6 million for the prior six months. AMJL stock is quoted on the Pink Sheets.[4]

CWRC (CIK 713443) is a Nevada corporation with a revoked status, as of December 1, 2003, with the Nevada Secretary of State. It was last reported to be located in Bala Cynwyd,

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[1] The OIP was addressed to PHTA at 21875 Grenada Ave., Lakeville, MN 55044, the address shown on PHTA's most recent filing with the Commission, a Form NT 10-K, filed on April 1, 1999. The U.S. Postal Service provided a confirmation of attempted delivery on July 31 at that address and returned the mailing marked "not deliverable as addressed, unable to forward."

[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] ATOQ has had an annual high of 0.5 cents and an annual low of 0.3 cents. http://www.pinksheets.com/quote/quote.jsp?symbol=ATOQ (last visited Aug. 28, 2006).

[4] AMJL has had an annual high of 14 cents and an annual low of 0 and last traded at 4.1 cents. http://www.pinksheets.com/quote/quote.jsp?symbol=AMJL (last visited Aug. 28, 2006).

Pennsylvania. The Commission's public official records show that: (1) CWRC's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act; and (2) CWRC has not filed any periodic reports since its Form 10-QSB for the quarter ended March 31, 2001.[5] That Form 10-QSB, which is publicly available on the Commission's EDGAR database, reported that CWRC had generated no revenues from operations since its November 9, 1982, inception, continued to incur losses of $200,000 per month, and had a working capital deficit of over $16 million. CWRC stock is quoted on the Pink Sheets. [6]

IMSC (CIK 1088949) is a Nevada corporation with a default status, as of July 1, 2006, with the Nevada Secretary of State. The Commission's public official records show that: (1) IMSC's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act; (2) IMSC failed to change its name in the Commission's records to its new name, iMusic International, Inc., as required; and (3) IMSC has not filed any periodic reports since its Form 10-QSB for the quarter ended September 30, 2000. That Form 10-QSB, which is publicly available on the Commission's EDGAR database, reported that IMSC had a cumulative net loss since inception of $5.1 million. IMSC stock is quoted on the Pink Sheets. [7]

Mobilemedia (CIK 912091) is a dissolved Delaware corporation last reported to be located in Fort Lee, New Jersey. The Commission's public official records show that: (1) Mobilemedia's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act; and (2) Mobilemedia has not filed any periodic reports since its Form 10-Q for the quarter ended September 30, 1996. That Form 10-Q, which is publicly available on the Commission's EDGAR database, reported that Mobilemedia has a loss of $188 million for the previous nine months. On January 30, 1997, Mobilemedia filed a Chapter 11 bankruptcy proceeding in the U.S. Bankruptcy Court of the District of Delaware. That proceeding was terminated on February 12, 2001. Currently, there is no active public market for Mobilemedia's stock.

PHTA (CIK 894906) is a Minnesota corporation with an inactive status with the Minnesota Secretary of State. The Commission's public official records show that: (1) PHTA's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act; and (2) PHTA has not filed any periodic reports since its Form 10-QSB for the quarter ended September 30, 1998. That Form 10-QSB, which is publicly available on the Commission's EDGAR database, reported that PHTA had a net loss of $3.3 million for the quarter. PHTA stock is quoted on the Pink Sheets. [8]

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[5] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

[6] CWRC's annual high was 2.5 cents; it lasted traded at 0.01 cents, its annual low.
http://www.pinksheets.com/quote/quote.jsp?symbol=CWRC (last visited Aug. 28, 2006).

[7] IMSC has had an annual high of $2.90; it lasted traded at $2, its annual low.
http://www.pinksheets.com/quote/quote.jsp?symbol=IMSC (last visited Aug. 28, 2006).

[8] PHTA has had an annual high of 1 cent; it lasted traded at 0.1 cent, its annual low.
http://www.pinksheets.com/quote/quote.jsp?symbol=PHTA (last visited Aug. 28, 2006).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 at 9-10 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979)), and with sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Communications, Inc., Exchange Act Release No. 54095 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the common stock of ANDOVER APPAREL GROUP, INC., f/k/a Andover Togs, Inc., IS REVOKED;

the REGISTRATION of the common stock and warrants of APPLIED COMPUTER TECHNOLOGY, INC., n/k/a Amigula, Inc., IS REVOKED;

the REGISTRATION of the common stock of COUNTRY WORLD CASINOS, INC., IS REVOKED;

the REGISTRATION of the common stock of EWRX INTERNET SYSTEMS, INC., n/k/a iMusic International, Inc., IS REVOKED; and

the REGISTRATION of the common stock of MOBILEMEDIA CORP. IS REVOKED; and

the REGISTRATION of the common stock of PHOTRAN CORP. IS REVOKED.

_____
Carol Fox Foelak
Administrative Law Judge